UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39037G109

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,034,533(1)
	8	SHARED VOTING POWER 2,279,478(2)
	9	SOLE DISPOSITIVE POWER 3,034,533(1)
	10	SHARED DISPOSITIVE POWER 2,279,478(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,314,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA, PN

(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 3,034,533 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 2,279,478 shares of Common Stock currently held by Northern Right QP (as defined herein), not including 981,606 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement (as defined herein).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,279,478(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,279,478(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

(1)

Northern Right QP is the sole owner of 2,279,478 shares of Common Stock, not including a conversionary interest in 981,606 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,314,011(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,314,011(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,314,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA, OO

(1)

BCA (as defined herein) may be deemed to beneficially own 5,314,011 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 981,606 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 539,435(1)
	8	SHARED VOTING POWER 5,314,011(2)
	9	SOLE DISPOSITIVE POWER 539,435(1)
	10	SHARED DISPOSITIVE POWER 5,314,011(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,853,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN

(1)

Mr. Drapkin is the sole owner of 574,903 shares of Common Stock of which 35,468 shares are deferred and will remain deferred within 60 days of the date of this Statement (as defined herein) pursuant to a pre-established deferral election. These shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer (as defined herein). On January 3, 2024, Mr. Drapkin was awarded 149,732 restricted shares of Common Stock, which restricted shares have not been deferred. Of such additional restricted shares, all have vested or will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 89,238 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement.

(2)

Mr. Drapkin may be deemed to beneficially own 5,314,011 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 981,606 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement.

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022, July 22, 2022, June 5, 2023, January 5, 2024 and October 23, 2024, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). Following the purchase of the PIK Notes, the Reporting Persons receive additional PIK Notes as interest payments thereon on each of June 30 and December 31, which payments began in 2020 and continue thereafter until the maturity of the PIK Notes. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, as of the date of this Statement, at their option and at any time after issuance, the PIK Notes to a maximum of 2,141,687 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments and to the terms of the Forbearance Agreement.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

As of the date of this Statement, each of Northern Right QP and Mr. Drapkin is the holder of an aggregate principal amount of $3,408,335.32 and $309,853.45, respectively, of the PIK Notes. The PIK Notes are convertible into Common Stock. On December 6, 2024, Northern Right QP and Mr. Drapkin entered into a letter agreement (the “Forbearance Agreement”) with the Issuer, pursuant to which Northern Right QP and Mr. Drapkin irrevocably agreed to forbear from exercising their respective rights to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until December 5, 2025 (the “Forbearance End Date”). The Forbearance End Date may be extended by each of Northern Right QP or Mr. Drapkin as to their respective PIK Notes with the prior written consent of the Issuer. As of the date of this Statement, if the Forbearance Agreement were not in place, the PIK Notes would be convertible by Northern Right QP and Mr. Drapkin into 981,606 shares and 89,238 shares, respectively, of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion by Northern Right QP or Mr. Drapkin of the PIK Notes will not be deemed to be beneficially owned by Northern Right QP or Mr. Drapkin, and will not be deemed to be beneficially owned by BCA to the extent that BCA may be deemed to beneficially own shares of Common Stock currently held by Northern Right QP.

Other than any extension of the Forbearance End Date by Northern Right QP or Mr. Drapkin as to their respective PIK Notes, the Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Northern Right QP and Mr. Drapkin with no less than 61 days’ prior written notice to the Issuer.

The foregoing description of the Forbearance Agreement is qualified in its entirety by reference to the full text of the Forbearance Agreement, which is attached as Exhibit 99.9 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of December 10, 2024, the Reporting Persons may be deemed to beneficially own in the aggregate 5,853,446 shares of Common Stock, which represent approximately 19.0% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 30,814,578 shares of Common Stock outstanding, which is derived by adding (i) 29,743,735 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer’s quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, and (ii) the 1,070,843 shares of Common Stock that could be issued to the Reporting Persons in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes and to the terms of the Forbearance Agreement. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 2,279,478 shares of Common Stock (the “QP Shares”), not including 981,606 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 3,034,533 shares of the Common Stock held by the Managed Accounts, including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 9.8% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 17.2% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 539,435 shares of Common Stock, not including 89,238 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin

[1]

Excludes 35,468 restricted shares that were issued to Mr. Drapkin as consideration for his service on the board of directors of the Issuer but are deferred and will remain deferred within 60 days of the date of this Statement pursuant to a pre-established deferral election. These shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer.

has agreed to forbear from exercising his right to convert his PIK Notes until December 5, 2025 under the terms of the Forbearance Agreement. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 1,070,843 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 19.0% of the outstanding shares of Common Stock.

Prior to January 2024, Mr. Drapkin was awarded 425,171 shares of restricted Common Stock pursuant to the Issuer’s 2016 Long-Term Incentive Compensation Plan (as amended, restated and supplemented, the “2016 Plan”), of which 35,468 shares of restricted Common Stock are deferred and will remain deferred within 60 days of the date of this Statement pursuant to a pre-established deferral election.

On January 3, 2024, Mr. Drapkin was awarded 34,759 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal monthly installments at the end of each month beginning on January 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer. Of such restricted shares, all have vested or will vest within 60 days of the date of this Statement.

On January 3, 2024, Mr. Drapkin was awarded 80,214 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer. Of such restricted shares, all have vested or will vest within 60 days of the date of this Statement.

On January 3, 2024, Mr. Drapkin was awarded 34,759 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of Great Elm Capital Corp. Of such restricted shares, all have vested or will vest within 60 days of the date of this Statement.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 4 of this Amendment No. 9 and the disclosure set forth under Item 5 of this Amendment No. 9 pertaining to the 2016 Plan and the shares issued to Mr. Drapkin thereunder are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 99.9 Letter Agreement, dated December 6, 2024, by and among Northern Right Capital (QP), L.P., Matthew Drapkin and Great Elm Group, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024	NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin